China Yuchai International Announces Management and Board Changes

Singapore, Singapore – May 20, 2011 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”) announced today that Mr. Boo Guan Saw will not be seeking re-election as a director of the Company at its Annual General Meeting scheduled for June 17, 2011 (“AGM”). As a result of his retirement as a director of the Company, Mr. Saw will be relinquishing his position as President of China Yuchai which will be effective upon the conclusion of the AGM. Mr. Saw informed the Company’s Board of Directors that he wishes to spend more time with his family.

In view of Mr Saw’s decision not to stand for re-election, the Board of Directors of the Company has appointed its Chief Financial Officer, Mr. Weng Ming Hoh acting President of China Yuchai.

The Company also announced the appointment of Mr. Yuen Kin Pheng to its Board of Directors with immediate effect. Mr. Yuen was appointed a director and Chief Executive Officer of Hong Leong Asia Ltd., the Company’s parent company with effect from May 18, 2011. Mr. Yuen’s most recent position was as President of Ingersoll Rand’s Climate Solutions Asia Pacific between October 2009 to March 2011. From September 2003 to September 2009, he served as the President and Business Leader in Trane Commercial Systems Asia, a corporation within the Ingersoll Rand Group. Prior to joining the Ingersoll Rand group, Mr. Yuen was with Honeywell International from 2000 to 2003 where he held the position of Vice-President for its Asia-Pacific aerospace business. Upon his promotion to the position of President for the Asia-Pacific region, Mr. Yuen led the relocation of the Asia-Pacific headquarters from Singapore to Shanghai and established a strong presence in China to drive Honeywell’s growth in the region.

Mr. Yuen received his Bachelor of Business Administration degree (1st Class Honours) and a Master of Business Administration degree from the National University of Singapore. Mr. Yuen also completed an Advance Management Program at the Wharton Business School of the University of Pennsylvania. In 2008, he was awarded the Shanghai Magnolia Award for his contribution to Shanghai’s development.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centres, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2010, GYMCL sold 551,592 diesel engines and is recognised as the leading automotive manufacturer and distributor of diesel engines in China. For more information, please visit http://www.cyilimited.com

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@grayling.com

             dixon.chen@grayling.com

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